UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Massive Interactive, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

57628T108

(CUSIP Number)

April 29, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)
________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 57628T108

1.           Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Antaine Furlong

2.           Check the Appropriate Box if a Member of a Group

(a) ____
(b) ____

3.           SEC Use Only

4.           Citizenship or Place of Organization

  Ireland

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power

13,790,0351

	6.	Shared Voting Power

0

	7.	Sole Dispositive Power

13,790,0351

	8.	Shared Dispositive Power

0

9.           Aggregate Amount Beneficially Owned by Each Reporting Person

13,790,0351

1 Consists of 1,570,800 shares of unvested restricted Common Stock held by the Reporting Person issued on March 19, 2015 and 12,219,235 shares of unvested restricted Common Stock held by the Reporting Person issued on April 29, 2015 pursuant to Massive Interactive, Inc.’s 2015 Omnibus Stock Incentive Plan (the “2015 Plan”).

CUSIP No. 57628T108

10.         Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

 ☐

11.         Percent of Class Represented by Amount in Row (9)

13.0%2

12.         Type of Reporting Person

IN

Item 1(a)	Name of Issuer

Massive Interactive, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

6th Floor, 10 Lower Thames Street
London EC3R 6AF, United Kingdom

Item 2(a)	Name of Person Filing

Antaine Furlong

Item 2(b)	Address of Principal Business Office, or if none, Residence

c/o Massive Interactive, Inc.
6th Floor, 10 Lower Thames Street
London EC3R 6AF, United Kingdom

Item 2(c)	Citizenship

 Ireland

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value (“Common Stock”)

2 Based on 106,079,397 shares of Common Stock outstanding as of May 11, 2015 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

CUSIP No. 57628T108

Item 2(e)	CUSIP Number

57628T108

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned

As of the date hereof, the Reporting Person beneficially owns an aggregate of 13,790,035 shares of Common Stock consisting of (i) 1,570,800 shares of restricted Common Stock issued on March 19, 2015, and (ii) 12,219,235 shares of restricted Common Stock issued on April 29, 2015 pursuant to the 2015 Plan.

Percent of Class

13.0%, based on 106,079,397 shares of Common Stock outstanding as of May 11, 2015 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

(b)	Number of shares as to which the person has;
(i)	sole power to vote or direct the vote: 13,790,035

(ii)	shared power to vote or direct the vote: 0

(iii)	sole power to dispose or direct the disposition of: 13,790,035

(iv)	shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

CUSIP No. 57628T108

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 57628T108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 29, 2015

/s/ Antaine Furlong
Antaine Furlong